FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         STMicroelectronics first quarter of 2000 Management Discussion and Analysis.




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                                                                           C879H
                                 CONTACT: Investor Relations Europe
                                          Alessandro Brenna
                                          Director of Investor Relations, Europe
                                          Tel: +33.4.50.40.24.78
                                          Fax: +33.4.50.40.25.80

                                          Press Relations:
                                          Maria Grazia Prestini
                                          Corporate Press Relations Manager
                                          Tel: +39.039.603.59.01
                                          Fax: +33.4.50.40.25.32

                                          Jean-Benoit Roquette / Lorie Lichtlen
                                          Morgen-Walke Europe
                                          Tel: +33.1.47.03.68.10
                                          Fax: +33.1.47.03.93.08

      STMicroelectronics Reports Record Second Quarter/First Half Results

o  Second Quarter Revenues up 57.7% Year-Over-Year and 10.3% Sequentially
o  Operating Income Margin Exceeds 22% in Second Quarter
o Second Quarter Earnings Per Diluted Share up 164.3% over 1999 Second Quarter and 42.3% over First Quarter 2000 Levels

--------------------------------------------------------------------------------
Net Earnings For The First Half of 2000 of $575 Million Surpass Full Year
1999 Earnings
--------------------------------------------------------------------------------

Geneva, July 18, 2000 - STMicroelectronics (NYSE: STM) today reported record financial results for the second quarter and six months ended July 1, 2000.

Second Quarter 2000 Results
---------------------------

Net revenues for the second quarter reached a record $1,877.3 million, a 10.3% sequential increase over first quarter levels of $1,702.2 million and 57.7% over the $1,190.6 million reported in the comparable 1999 period. Sales of differentiated products equaled $1,195.4 million, representing 63.7% of second quarter net revenues and increasing 8.7% and 62.5%, respectively, over the prior and year-ago quarters.

Commenting on the Company's substantial revenue gains, Mr. Pasquale Pistorio, President and Chief Executive Officer, said, "The primary drivers of second quarter revenue growth were continued strong unit demand and improved product mix. Revenues also benefited from greater internal capacity and from a better pricing environment."

Mr. Pistorio continued, "Revenue gains were achieved across all major product families and applications. The strongest sequential revenue improvements were posted by the Consumer and Telecom applications, which achieved sequential revenue increases of 21.9% and 12.3%,

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respectively, over first quarter levels; Standard & Commodities and Logic &
Memories products recorded sequential increases of 17.2% and 14.7%, respectively."

Gross profit and gross margin also set new records for the Company. Second quarter gross profit reached $875.7 million, a 22.1% sequential increase and 86% above the year-ago quarter. Gross margin was 46.6% compared to 42.1% in the prior quarter and 39.5% in the 1999 second quarter.

Operating income increased 42.4% on a sequential basis to $415.8 million and was 172.7% above the $152.5 million reported for last year's second quarter. Operating margin was 22.1% compared to 17.2% in the prior quarter and 12.8% last year.

Mr. Pistorio commented, "ST achieved outstanding operating leverage in the second quarter resulting from a significant expansion in gross margin and revenue growth that substantially exceeded the commensurate increase in operating expenses. Importantly, ST continued to build its critical research and development investments, which increased 4.3% sequentially, to reach $245.1 million in the second quarter. As a percentage of revenues, however, R&D spending was 13.1% compared to 13.8% in the prior quarter."

Selling, general and administrative expenses were $177.1 million, or 9.4% of net revenues for the period. This compares to SG&A levels of 9.4% and 10.9% of net revenues for the prior quarter and similar year-ago period, respectively.

Net income for the 2000 second quarter reached a record $336.5 million, increasing 174.7% on a year-over-year basis and 41.1% on a sequential basis. Diluted earnings per share reached $0.37 compared to $0.26 the prior quarter and $0.14 in the comparable year-ago period. All per share data have been adjusted to reflect the three-for-one stock split effected in May 2000.

Summarizing second quarter performance, Mr. Pistorio noted, "The strong sequential gains and operating leverage achieved in the second quarter illustrate both the exceptionally high level of customer demand for ST products and our increasing ability to efficiently deploy existing resources and bring on new capacity. Additionally, we were able to post record operating and net profits after absorbing initial start-up costs of more than $42 million relating to our new 8-inch modules."

First Half Results
------------------

Net revenues for the first half were $3,579.5 million, 55.4% above the $2,303.9 million reported for the comparable year-ago period. Net income more than doubled to $574.9 million from the $227.6 million earned in the first half of 1999. Diluted earnings per share stood at $0.63 compared to $0.26 in last year's first half, calculated on a 5.0% increase in the weighted average number of shares.

Mr. Pistorio commented, "In the first half of 2000, ST's net earnings of $574.9 million were 5% higher than the Company's net earnings for all of 1999. This reflects both the surging market recovery and the strong competitive position of ST's product portfolio, which has been developed to provide system-on-chip solutions for high-growth applications."

Gross profit reached $1,592.8 million, or 44.5% of net revenues. In the comparable year-ago period, gross profit was $898.6 million, or 39.0% of net revenues.

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Research and development expenditures for the period increased 21.1% to $480.2 million, or 13.4% of net revenues. SG&A expenses were $336.6 million, or 9.4% of net revenues.

Operating income for the first six months of 2000 increased almost 150% to $707.8 million from the $283.9 million reported in the comparable 1999 period. Operating margin was 19.8% compared to 12.3% last year.

At July 1, 2000, shareholders' equity was $5,313.1 million; cash, cash equivalents and marketable securities totaled $1,206.1 million; long-term debt was $1,051.6 million (a large portion of which consists of convertible debt).

Recent Developments
-------------------

On May 4, 2000, ST paid a cash dividend of $0.09 per share to shareholders of record on April 28, 2000. Subsequently, on May 9, 2000, the Company effected a three-for-one stock split.

Outlook
-------

Looking ahead, Mr. Pistorio noted, "We continue to experience record incoming order rates and backlog levels, indicating that the market recovery remains robust and that ST's technologically-advanced product portfolio is well suited for next generation applications. Increasing order visibility leads us to expect that, despite traditional seasonal factors, third quarter revenues should show sequential improvement over second quarter levels. Additionally, we anticipate that the Company's operating margin for the third quarter will be above the record level achieved in the second quarter of this year."

"In the second quarter," Mr. Pistorio added, "ST's capital investments were $808 million, bringing first half capital spending to over $1,430 million. We expect to spend over $3 billion in 2000, investing in additional capacity in order to take full advantage of growth opportunities within this period of strong market recovery."

Products, Technology & Design Wins
----------------------------------

In the second quarter, ST again showed excellent performance across all of its areas of primary focus, particularly in the telecommunications and digital consumer areas.

In the field of Telecommunications, the outstanding success of ST's established strategic partnership with Nortel Networks was underscored by the new partnership agreements that included a commitment for $2 billion in sales to Nortel over three years, the acquisition by ST of Nortel's wafer fab operations in Ottawa, Canada, and a development agreement covering processes, packages and fundamental IP for high speed optical interfaces, essential components for high-speed optical-fiber network equipment.

ST also announced its entry into the emerging market for optical switches, by signing a letter of intent with Agilent Technologies for the development and manufacture of innovative optical switch chips. Optical switches are key components for the ultra-fast All Optical Networks (AONs) of the future that will satisfy the ever-increasing demand for bandwidth.

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ST also signed an agreement with Telia AB for the transfer to ST of all patent rights in the Zipper-DMT VDSL technology jointly developed by Telia and ST.

Further strengthening its position in the field of communications networks, ST announced in May that it would participate in the Stanford Networking Research Center (SNRC), which is a new initiative from The School of Engineering at Stanford University. The aim of the SNRC is to address the key research, education and technology development challenges created by the rapid growth of the Internet.

In the fast growing market for Gigabit Ethernet chips, ST introduced two commercial products based on its GSL250 macrocell. The new devices, samples of which have operated at 2.5Gbps in laboratory tests, can directly replace existing bipolar or GaAs competitive devices.

In May, a reference design based on ST's innovative Pegas.usB V.90 USB World Modem Chipset became the first USB modem to receive the Microsoft Windows Hardware Quality Lab (WHQL) certification.

In the wireless field, highlights of the second quarter included the first volume production orders for chips implementing the new Bluetooth short range wireless communications standard. Three important new design wins were also achieved for Silicon-Germanium RF ICs for WCDMA/2.5G/3G cellular phones.

In the Digital Consumer area, ST has been confirmed as the number one worldwide supplier of DVD back-end chips in 1999 by market research firm Instat. Further strengthening this leadership, ST introduced in Q2 a new DVD decoder/host processor chip, the STi5508, that offers all the functions of the popular STi5505 along with enhanced audio and video features, including a powerful Karaoke processor and MP3 decoder. The STi5508 has been designed into DVD drives of major Asian manufacturers.

In set-top boxes, ST was the only semiconductor company at the USA National Association of Broadcasters show NAB2000 in Las Vegas to demonstrate advanced Personal Video Recording (PVR) and Hard Disk Drive capability, on its STi5512 product family, in conjunction with NDS Group.

In May, ST announced a license agreement with France Telecom that gives ST worldwide rights to exploit France Telecom's patented Turbo Code Forward Error Correction technology. This allows the information carrying capacity of a communications system to be substantially increased and could dramatically affect the Digital Satellite TV market by significantly increasing the number of TV channels broadcast by existing satellites.

Additional key product introductions included the STV0399, the world's first device for digital satellite receiver/set top box to integrate a Zero IF tuner, a multistandard demodulator (QPSK and 8- PSK) and a Forward Error Correction
(FEC) block in a single CMOS chip.

At the Mediacast 2000 show, ST and Netergy Networks demonstrated their jointly developed voice-and-data-over-cable solution for set-top boxes. The demonstration platform incorporates Netergy Networks VoIP embedded software running on early architectural prototypes of ST's STV0396 DOCSIS 1.1 compliant single chip cable modem and the STV0397 PacketCable compliant VoIP co-processor.

In the area of graphics, in June, ST introduced its KYRO 3D graphics and video accelerator, which is the first full-featured PC graphics and video accelerator based on Imagination Technologies' PowerVR Series 3 technology. The device is the result of the partnership agreement between ST and Imagination Technologies that was forged one year ago.

In the Computer Peripherals field, ST signed a contract with one of the leading makers of inkjet printers to supply System-on-Chip (SoC) ASIC devices for all of its printer platforms. ST also achieved an important design win at Samsung for a chip that integrates a USB to 10Base-T Ethernet interface.

In Data Storage, ST announced that its SoC technology had been chosen by DataPlay, Inc. to power DataPlay's micro-optical engines for DataPlay discs, miniature optical media that can be effectively used with digital music players, electronic books, digital cameras and portable games.

In the Automotive and Audio fields, ST announced with Lernout & Hauspie, Altec Lansing and Keyware Technologies the joint development of a highly integrated solution for handsfree car cellphone kits. Already selected by telecom companies such as Telit, it will be used in end products that will reach consumers this year.

ST's position as a leader in embedded flash microcontrollers, widely used in the disk drive and automotive segments, was underscored by another important design win, in an engine control chip, for the ST10 microcontroller with automotive grade embedded flash memory.

Also during Q2, ST demonstrated working silicon for the complete receive channel for the XM Radio digital satellite radio service, a new broadcasting technology, which will provide coast-to-coast coverage of the US.

ST extended its pioneering record in Smartcard security certification by becoming the first company in the world to be certified under the new ISO15408 standard, also known as the Common Criteria. The certification, which was granted to a level of EAL4 Augmented, was for the Company's ST19 platform.

In the field of standard products, ST introduced its second generation of STripFET devices that offer even lower on-resistance values and reduced gate charge at highly competitive costs. Also, to meet ST's aggressive target for sales of Flash memories, ST began processing the first 0.18um wafers in its new 8-inch wafer fab in Rousset, which will complement the 8-inch fabs in Agrate R2 and Catania M5.

Some of the above statements, that are not historical facts, including without limitation certain statements made in the paragraph entitled "outlook" are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:

(i) inability to meet customer demand, (ii) new product developments and technological changes, (iii) manufacturing risks, (iv) inability to achieve timely ramp up of new production capacity, (v) the

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highly cyclical nature of the semiconductor industry, (vi) changes in customer order patterns and requirements, and (vii) currency fluctuations.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000 could materially affect the Company.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.
                                                           ----------
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                            STMicroelectronics N.V.
                        CONSOLIDATED STATEMENT OF INCOME
             (In millions of US dollars, except per share data ($))

                                    Three Months Ended       Six Months Ended
                                  ---------------------   ---------------------
                                    July 1,     July 3,     July 1,     July 3,
                                     2000        1999        2000        1999
                                  ---------   ---------   ---------   ---------

Net sales                         $ 1,868.5   $ 1,182.4   $ 3,562.2   $ 2,286.0
Other revenues                          8.8         8.2        17.3        17.9
                                  ---------   ---------   ---------   ---------
     NET REVENUES                   1,877.3     1,190.6     3,579.5     2,303.9
Cost of sales                      (1,001.6)     (719.9)   (1,986.7)   (1,405.3)
                                  ---------   ---------   ---------   ---------
     GROSS PROFIT                     875.7       470.7     1,592.8       898.6
Selling, general & administrative    (177.1)     (130.3)     (336.6)     (249.4)
Research & development               (245.1)     (202.8)     (480.2)     (396.4)
Other income & expenses               (37.7)       14.9       (68.2)       31.1
                                  ---------   ---------   ---------   ---------
     Total Operating Expenses        (459.9)     (318.2)      885.0      (614.7)
     OPERATING INCOME                 415.8       152.5       707.8       283.9
Net interest income (expense)          14.0         6.0        30.4         9.7
     INCOME BEFORE INCOME
     TAXES
     AND MINORITY INTERESTS           429.8       158.5       738.2       293.6
Income tax expense                    (92.7)      (35.4)     (162.1)      (65.3)
                                  ---------   ---------   ---------   ---------
     INCOME BEFORE MINORITY           337.1       123.1       576.1       228.3
     INTERESTS
Minority Interests                     (0.6)       (0.6)       (1.2)       (0.7)
                                  ---------   ---------   ---------   ---------
     NET INCOME                    $  336.5    $  122.5    $  574.9    $  227.6
                                  =========   =========   =========   =========
     EARNINGS PER SHARE (BASIC)*   $   0.38    $   0.14    $   0.65    $   0.27
                                  =========   =========   =========   =========
     EARNINGS PER SHARE(DILUTED)*  $   0.37    $   0.14    $   0.63    $   0.26
                                  =========   =========   =========   =========
     NUMBER OF WEIGHTED AVERAGE
     SHARES USED IN CALCULATING
     DILUTED EARNINGS PER SHARE       934.5       890.6       934.0       889.4

o All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000.

                            (more tables to follow)

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                            STMicroelectronics N.V.
                          CONSOLIDATED BALANCE SHEETS
                          (In millions of US dollars)

                                                         July 1,    December 31,
                                                          2000         1999
                                                       ---------     ---------
                                                      (Unaudited)    (Audited)

ASSETS
Current assets
Cash and cash equivalents                              $   380.1     $ 1,823.1
Marketable securities                                      826.0            --
Trade accounts and notes receivable                      1,261.4         913.3
Inventories                                                653.5         619.4
Other receivables and assets                               526.8         435.8
                                                       ---------     ---------
Total current assets                                     3,647.8       3,791.6

Intangible assets, net                                     176.6         179.9
Property, plant and equipment, net                       4,877.7       3,873.0
Investments and other non-current assets                    94.3          85.8
                                                       ---------     ---------
                                                         5,148.6       4,138.7
                                                       ---------     ---------
Total assets                                           $ 8,796.4     $ 7,930.3
                                                       =========     =========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
Bank overdrafts                                        $    58.6     $    26.5
Current portion of long-term debt                          101.0          96.7
Trade accounts and notes payable                         1,249.3         998.9
Other payables and accrued liabilities                     433.0         381.8
Accrued and deferred income tax                            256.9         189.3
                                                       ---------     ---------
Total current liabilities                                2,098.8       1,693.2

Long-term debt                                           1,051.6       1,348.5
Reserves for pension and
   termination indemnities                                 109.9         108.3
Other non-current liabilities                              197.1         191.7
                                                       ---------     ---------
                                                         1,358.6       1,648.5
Total liabilities                                        3,457.4       3,341.7

Minority interests                                          25.9          24.7
Capital stock                                            1,131.5       1,112.7
Capital surplus                                          1,644.3       1,395.3
Accumulated result                                       3,100.2       2,551.8
Accumulated other comprehensive income                    (562.9)       (495.9)
Shareholders' equity                                     5,313.1       4,563.9
                                                       ---------     ---------
Total liabilities and shareholders' equity             $ 8,796.4     $ 7,930.3
                                                       =========     =========
                               (table to follow)
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                             STMicroelectronics NV
                      Selected Consolidated Financial Data
                          (In millions of US dollars)

Consolidated Balance Sheet Data                         July 1,     December 31,
(End of Period)                                           2000          1999
                                                       ---------    ------------

Cash, cash equivalents and marketable securities       $ 1,206.1     $ 1,823.1

Working capital                                            502.5         398.5

Total assets                                             8,796.4       7,930.3

Short-term debt (including current
   portion of long-term debt)                              159.6         123.2

Long-term debt (excluding current portion)               1,051.6       1,348.5

Shareholders' equity                                     5,313.1       4,563.9


Consolidated Operating Data                             July 1,        July 3,
(Six Months Ended)                                        2000          1999
                                                       ---------    ------------

Payment for purchases of tangible assets               $ 1,430.6       $ 412.2

Net cash from operating activities                         875.6         674.1

Net operating cash flow                                   (613.4)        152.1

Depreciation and amortization                              495.0         389.1



                                     # # #

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2000                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer